

Mail Stop 3561

May 28, 2010

By U.S. Mail and facsimile to (212) 604-0722

Frank M. Moratti
Company Secretary and Legal Counsel
Sims Metal Management Limited
Sir Joseph Banks Corporate Park
Suite 3, Level 2
32-34 Lord Street
Botany, NSW 2019, Australia

> **Re: Sims Metal Management Limited**
> **Forms 20-F and 20-F/A for Fiscal Year Ended June 30, 2009**
> **Filed November 12, 2009 and April 14, 2010**
> **Form 6-K**
> **Filed February 23, 2010**
> **File No. 001-33983**

Dear Mr. Moratti:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forms 20-F and 20-F/A for Fiscal Year Ended June 30, 2009

Item 3. Key Information, page 3

A. Selected financial data, page 3

1. We note that your financial statements have been prepared and presented in accordance with IFRS as issued by the IASB and that your discussion of accounting standards throughout your document references guidance issued by the AASB. Please disclose how your Australian GAAP references correspond to the applicable IFRS standards and provide us with the disclosures you intend to include in future filings.

Item 4. Information on the Company, page 15

Environmental Matters, page 23

2. We note your disclosure that you have reserves for environmental matters for which you may be responsible. Please tell us, with a view toward future disclosure, the effects that compliance with federal, state and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, may have upon your capital expenditures, earnings and competitive position. See Item 4.B.8. of Form 20-F.

Operating and Financial Review and Prospects, page 27

Result of Operations, page 29

3. Where you describe changes in revenues in future filings, please quantify the extent to which such changes are attributable to changes in prices, changes in the volume or amount of products or services being sold, acquisitions, or the introduction of new products or services. Please also ensure that your disclosures clearly explain how movements in exchange rates impacted your results of operations.

Item 15. Controls and Procedures, page 64

4. We note your disclosure indicates that your management "recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met." In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are

effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Note 1. Summary of significant accounting policies, page F-7

(b) Basis of preparation, page F-7

(iii) Reclassifications and prior period adjustments, page F-7

5. We note that you identified two "immaterial" adjustments related to the year ended June, 30 2008. We note that these errors overstated your fiscal 2008 pre-tax income by A$11.2 million. Please tell us when and how you detected these errors. Considering that the A$11.2 million charge represents approximately 10% of your pre-correction fiscal 2009 loss before income tax, please also tell us your basis for recording the cumulative effect of the error in income during fiscal 2009 rather than retroactively adjusting prior year financial statements. In doing so, please clarify how you considered SAB 108 and paragraphs 41-48 of IAS 8 in accounting for your error corrections. Since correcting the errors during 2009 appears to have materially misstated 2009 income, it is unclear why your prior period financial statements were not corrected, even if the revisions were not considered material to your prior year financial statements. In responding to our comment, please provide us with your qualitative and quantitative assessment of materiality for the annual periods presented which supports your conclusion that these adjustments were not material to your historical financial statements. In your response, please provide a table showing the previously reported and "as adjusted" amounts. Please also refer to SAB 99.

 (j) Business combinations, page F-13

6. We note that you apply the purchase method of accounting to business combinations involving entities or businesses under common control. Please tell us whether you experienced any business combinations involving entities or businesses under common control during the periods covered by your financial statements, and if so, please describe to us and revise Note 27 to explain the nature of the transactions, including why you believe the substance of the transactions required purchase accounting treatment, and highlight the impact of these transactions on your financial statements.

(s) Goodwill and intangible assets, page F-17

7. You disclose that permits acquired as part of a business combination are not amortized. Please tell us what the permits represent and the reasons supporting your indefinite life assessment, and disclose those supporting reasons in future filings as required by paragraph 122 of IAS 38. Also, based on your disclosures on page F-40, it appears you reclassified A$3.4 million of amortizable supplier relationships to permits during fiscal 2009. Please clarify what this transfer represents and explain in further detail how you determined the related amount should no longer be amortized.

Note 2 – Financial and capital risk management, page F-22

(ii) Foreign currency risk, page F-23

8. We note your disclosures on page F-24 regarding the sensitivity of foreign exchange rates on your forward foreign exchange contracts. Please tell us and disclose in future filings if the sensitivity table relates only to the forward foreign exchange contracts included in your derivatives table on page F-36 or if the sensitivity analysis includes additional contracts. If there are additional contracts outside of those disclosed in Note 10, please tell us where those contracts are disclosed on your balance sheet, quantify the related amounts, and explain how you account for those contracts.

Note 6 – Expenses, page F-29

9. We note that you recorded A$13.7 million of asset impairments and yard closure costs during fiscal 2009. Please tell us and disclose in future filings the events and circumstances that led to the recognition of the impairment loss and more specific information about the nature of the related assets. See paragraph 130 of IAS 36.

Note 7 – Income Taxes, page F-30

10. We note that you present an "Adjustments for prior years" line item within your income tax expense table. Please tell us what this line item represents and, in doing so, clarify if the amounts include any error corrections. Also tell us how you considered addressing this adjustment and the underlying factors that caused it within the analysis of your effective tax rate on page 31, as we believe this would assist your investors in assessing the likelihood of future similar adjustments.

Note 8 – Trade and other payables, page F-34

11. You disclose that you occasionally sell a portion of your trade receivables. Please quantify for us the amounts of receivables sold during the periods presented. If material, please tell us and disclose in future filings your accounting policy related to these sales.

12. You disclose that there were A$83.5 million and A$260.2 million of past due but not impaired receivables on your balance sheet as of June 30, 2009 and 2008. Please tell us the amount of each balance that remains uncollected or was subsequently written off. If you did not collect a portion of those receivables, please clarify why there were no impairments recorded. If you have significant amounts of past due but not impaired receivables in future filings, please clarify to your investors whether you intend to impair these receivables once they are 90 days past due, consistent with your accounting policy disclosure on page F-14, and if not, explain why not.

Note 13 – Goodwill, page F-38

13. We note that you recorded a material goodwill impairment charge in 2009. In light of the impact of this charge, please revise future filings to explain in more detail the events and circumstances that led to the impairment at the specific cash generating units that were impacted. Your current disclosure in the first paragraph under Note 13(c) does not appear to provide your investors with sufficient detail to allow them to assess the likelihood of similar future impairment charges.

14. We note that you recorded a material goodwill impairment charge in 2009 and that goodwill continues to be a material asset on your balance sheet following this impairment. In light of the above, please revise future filings to identify your cash generating units and disclose the information required by paragraphs 134(a) and 134(f) of IAS 36 for each cash generating unit to which a significant amount of goodwill is allocated, or tell us why you do not believe this disclosure would be beneficial to your investors in assessing the sensitivity of your goodwill to future impairments. Additionally, consider disclosing this information for each CGU that received a significant impairment charge in 2009 even if the remaining carrying amount of goodwill is not considered significant, as we believe this information is useful to clarify the remaining exposure at CGU's at which the recoverable amount may not significantly exceed the carrying amount. Please show us what these disclosures would have looked like for the historical periods presented in this filing.

Note 14 – Intangible assets, page F-40

15. If applicable, please clearly distinguish each class of intangible assets in future filings between internally generated intangible assets and other intangible assets. See paragraph 118 of IAS 38.

Note 17 – Provisions, page F-41

16. We note that you recorded a purchase price adjustment during fiscal 2009 that reduced the contingent consideration balance by A$3.5 million. Please tell us the nature of this adjustment and clarify how your treatment complies with paragraphs 32-35 of IFRS 3. Please ensure you explain where the offsetting entry was recorded in your financial statements.

Note 22 – Contingencies, page F-48

17. You disclose in the introduction to this footnote that details of contingent liabilities for which no amounts are recognized in your financial statements are detailed below. In section (c), however, you disclose that provisions have been made for known legal obligations where the existence of the liability is probable and can be reasonably estimated. Please revise future filings to remove this apparent inconsistency. Please also revise section (c) in future filings to provide the disclosures, particularly quantitative information, required by paragraphs 84-86 of IAS 37 or tell us why you believe such disclosures are unnecessary.

Note 24 – Share ownership plans, page F-50

18. For each applicable share based compensation category, please tell us and disclose in future filings how you determine expected volatility, including the extent to which expected volatility was based on historical volatility. See paragraph 47(a) of IFRS 2.

Note 29 – Investments in associates and jointly controlled entities, page F-67

(d) SA Recycling LLC, page F-68

19. We note your discussion of how you accounted for the non-cash gain related to your non-monetary contributions to SA Recycling LLC, a jointly controlled entity. Please tell us in further detail how your accounting for the "remaining 50% of the non-cash gain" complies with IAS 31, IAS 28 and SIC-13.

Note 31 – Segment reporting, page F-71

20. Please disclose in future filings the impairment by segment disclosures required by paragraph 129 of IAS 36.

Form 6-K filed February 23, 2010

21. We note that your revenues decreased 39% and your EBITDA decreased 46% during the first half of fiscal 2010 as compared to the prior corresponding period. Please tell us whether or not these substantial performance declines, particularly within your North America segment, represented indicators that a cash generating unit may be impaired requiring you to test goodwill for impairment during fiscal 2010 under the guidance in paragraphs 88-90 of IAS 36.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director